UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No.     )

Under the Securities Exchange Act of 1934

ANGIE’S LIST, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

034754101

(CUSIP Number)

C. Brophy Christensen, Esq.

O’Melveny& Myers LLP

2 Embarcadero Center, 28th Floor

San Francisco, CA 94111

415-984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2016

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034754101

1	Names of Reporting Persons Vajra Fund III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,322,563

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,322,563

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person CO

13D

CUSIP No. 034754101

1	Names of Reporting Persons Vajra Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,322,563

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,322,563

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person CO

13D

CUSIP No. 034754101

1	Names of Reporting Persons Michael Brodsky

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,322,563

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,322,563

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person IN

13D

CUSIP No. 034754101

Item 1.                                                         Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 (“Common Stock”) of Angie’s List, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1030 East Washington Street, Indianapolis, Indiana 46202.

Item 2.                                                         Identity and Background.

(a),(b),(c),(f)                              This statement is being filed by the following entities and person:

1)                                     Vajra Fund III, LLC, a Delaware limited liability company

2)                                     Vajra Asset Management, LLC, a Delaware limited liability company

3)                                     Michael Brodsky, a U.S. citizen

The entities and individual listed in items (1) through (3) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.” For the purposes of this filing, the entities listed in items (1) and (2) above are herein collectively referred to as the “Vajra Affiliates.”

Vajra Asset Management, LLC is the Manager of Vajra Fund III, LLC and possesses the voting and dispositive power with respect to the securities beneficially owned by Vajra Fund III, LLC.  As a result, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Vajra Asset Management, LLC may be deemed the beneficial owner of the securities beneficially owned by Vajra Fund III, LLC.  Mr. Brodsky is the Managing Member of Vajra Asset Management, LLC and possesses the voting and dispositive power with respect to the securities beneficially owned by Vajra Asset Management, LLC.  As a result, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Brodsky may be deemed the beneficial owner of the securities beneficially owned by Vajra Asset Management, LLC.  Each of Vajra Asset Management, LLC and Mr. Brodsky disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein, and the filing of this Statement shall not be construed as an admission that each of Vajra Asset Management, LLC and Mr. Brodsky is the beneficial owner of such shares.

The principal business of the Vajra Affiliates is to make private and public investments.  The principal business address of each Reporting Person is 2020 K Street NW, Suite 400, Washington, DC 20006.

(d),(e)                                        In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D

CUSIP No. 034754101

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately $49,271,750 of their investment capital to acquire the aggregate 5,322,563 shares of Common Stock reported herein.

Item 4.                                                         Purpose of Transaction.

None of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.  However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer, to engage in any hedging or similar transaction with respect to the securities or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 As of the date hereof, Vajra Fund III, LLC directly holds 5,322,563 shares of Common Stock, representing approximately 9.1% of the Common Stock outstanding; Vajra Asset Management, LLC and Mr. Brodsky are deemed to beneficially own the same number of shares of Common Stock and percentage of Common Stock outstanding.  The percentage of Common Stock disclosed in the Statement is based on 58,516,677 shares of Common Stock reported by the Issuer as outstanding as of October 19, 2015 in its quarterly report filed on Form 10-Q for the period ended September 30, 2015.

(b)                                 Each of the Reporting Persons has shared voting and dispositive power over the 5,322,563 shares of Common Stock held directly by Vajra Fund III, LLC.

(c)                                  During the 60 days prior to the date hereof, Vajra Fund III, LLC acquired the following shares of Common Stock through open market purchases:

13D

CUSIP No. 034754101

Date of Transaction	Number of Shares	Price per Share

01/26/2016	200,000	$8.0000

01/27/2016	176,854	$7.9411

01/28/2016	178,266	$8.1582

01/29/2016	81,482	$8.4051

02/01/2016	88,113	$8.5073

02/02/2016	180,000	$8.2790

02/03/2016	4,600	$8.6212

02/04/2016	28,200	$9.4200

02/05/2016	204,400	$9.4000

02/08/2016	172,514	$8.7958

02/09/2016	202,000	$8.8105

02/10/2016	1,700	$9.0500

02/11/2016	56,409	$9.2838

02/12/2016	454,543	$9.6252

02/16/2016	278,300	$9.6747

02/17/2016	468,882	$9.6993

02/18/2016	200,000	$9.6663

02/19/2016	2,346,300	$9.4944

Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)                                 Under certain circumstances set forth in the limited liability company agreement of Vajra Fund III, LLC, the members of such entity may be deemed to have the right to receive dividends from, or the proceeds from the sale of shares of the Issuer owned by, Vajra Fund III, LLC.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.                                                         Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of February 22, 2016.

13D

CUSIP No. 034754101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2016

VAJRA FUND III, LLC
By:	Vajra Asset Management, LLC, its manager

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

VAJRA ASSET MANAGEMENT, LLC

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

MICHAEL BRODSKY

/s/ Michael Brodsky